SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on December 21, 2005 announcing "ECtel Announces Acquisition of Elron Telesoft ".

Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  December 28, 2005

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued December 21, 2005

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EXHIBIT 1

For Immediate Release

ECtel Announces Acquisition of Elron Telesoft

Integrated Revenue Management(TM) company strengthens position as a leading solution vendor  for Communication Service Providers

ROSH HA`AYIN, ISRAEL - December 21, 2005 - ECtel, a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, announced today the signing of a definitive agreement to acquire Elron Telesoft, a prominent revenue assurance solution provider. With the acquisition, which is expected to be closed at the end of the month, ECtel enhances its position in the revenue assurance market, and expands its comprehensive IRM(TM) offerings.

At the closing of the transaction, ECtel will purchase all of the outstanding share capital of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. from their parent company, Elron Electronic Industries Ltd. (Nasdaq: ELRN), in consideration for US$2.1 million in cash. The seller will be entitled to receive an additional US$400,000 if certain milestones are achieved by Telesoft during 2006. The acquisition is subject to customary approvals and closing conditions.

Telesoft brings to ECtel its flagship RAP product, a cutting-edge solution that manages all revenue-related business processes for communications service providers (CSPs). RAP effectively complements CashView®, ECtel`s best-in-class cost and revenue assurance solution for interconnect, CDR  and SS7  reconciliation. This combination will allow ECtel to provide CSPs with a flexible, end-to-end solution that addresses all of their revenue assurance needs.

"Operators are facing growing revenue leakage that affects both their top and bottom line. As a result, they have made revenue assurance a top priority," said Eitan Naor, ECtel`s President and CEO. "We are committed to offering CSPs the very best in revenue assurance solutions. As part of our long-term strategy, we are expanding our recently-launched IRM(TM) product framework with Telesoft`s RAP, an excellent product that audits and controls end-to-end revenue-related processes. We have selected Telesoft since it provides outstanding value to operators, addressing their growing revenue assurance needs."

The acquisition strengthens ECtel's global sales presence and tier-one customer base in the US, Western Europe, and Asia Pacific. It also significantly expands ECtel's revenue assurance domain expertise through the addition of Telesoft's vast industry experience.

"We are proud of our success in building a winning product that serves tier-one operators," said Benny Yehezkel, Elron Telesoft`s CEO. "Telesoft is delighted to become an integral part of ECtel, a leading revenue assurance player. By joining forces with ECtel, we believe we are well positioned to provide the industry's leading revenue assurance offering."

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About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. Led by the Company`s flagship fraud management solution FraudView®, the ECtel IRM(TM) Product Suite features a range of fraud and revenue assurance products that minimize operator revenue leakage across the operations support system (OSS) chain. ECtel serves more than 75 customers, including prominent tier-one operators, in over 50 countries. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the satisfaction of the conditions to the closing of the acquisition, the Company's ability to successfully integrate acquired entities, the Company's ability to successfully achieve the goals of acquisition of entities, execute a growth plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro

Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: 972-3- 9002113
Fax: +972-3-9002103	Fax: 972-3-9002103
Email: Ronf@ectel.com	Email: Danith@ectel.com

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